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                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE


               Contacts:

               Grace Protos          (MacKenzie Partners): (212) 929-5500
               Jon Hartzell          (Corporate and External Affairs, Dresdner
                                     Kleinwort Benson North America):
                                     (212) 429-2939
               Alexander P. Coleman  (Dresdner Kleinwort Benson Private
                                     Equity Partners): (212) 429-3120


              IMAGING COMPONENTS CORPORATION ANNOUNCES EXTENSION OF
         EXPIRATION DATE OF CASH TENDER OFFER FOR SHARES OF KOFAX IMAGE
                                 PRODUCTS, INC.

         NEW YORK, NEW YORK -- September 1, 1999 - Imaging Components Corporation ("ICC"), Imaging Acquisition Corporation ("IAC"), DICOM GROUP plc (LSE: DCM) and Dresdner Kleinwort Benson Private Equity Partners LP announced today that ICC has exercised its right under the Agreement and Plan of Merger between ICC, IAC and Kofax Image Products, Inc. (NASDQ: KOFX) ("Kofax"), to extend the expiration date of its $12.75 per share cash tender offer for all the outstanding shares of common stock of Kofax to 12:00 midnight, New York Time, on Wednesday, September 8, 1999.

         Based on information provided by the Depositary, IBJ Whitehall Bank & Trust Company, a total of approximately 4,207,138 (or 80%) of all outstanding shares of common stock of Kofax had been validly tendered, including shares tendered pursuant to guaranteed delivery procedures. The offer is being extended to allow additional time to receive the additional shares necessary to effectuate a short-form merger pursuant to Delaware law.

         Further information is available from the Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.